Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT ACQUIRES KG REDDING

Strategic Addition of Real Estate Securities Platform

Toronto, Canada, November 19, 2007– Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX: BAM) is pleased to announce it has acquired KG Redding, an investment manager of North American and global real estate securities with more than $6 billion in assets under management, for consideration including $80 million cash and Class A limited voting shares of Brookfield and potential contingent consideration based upon future performance.

Brookfield Asset Management is a global leader in real estate and infrastructure investment with more than $85 billion in assets under management.

“The acquisition of KG Redding’s real estate securities investment platform adds a strategic component to Brookfield’s growing public securities business,” said Mr. Clifford Lai, Managing Partner Brookfield Investment Management.

Based in Chicago, KG Redding has a select group of institutional clients and an experienced team of investment professionals. It was formed in 2001 by Chief Executive Officer, Mr. Kim Redding, who has more than 20 years experience in managing listed real estate securities.

The firm has successfully developed a number of core domestic and opportunistic global strategies. Additionally, in partnership with Australian-based investment manager AMP Capital Investors, the firm has responsibility for global real estate securities programs for Australian, Asian and North American investors.

KG Redding will continue to operate as an independently-run Registered Investment Advisor under the new name of Brookfield Redding LLC, and be led by its key executives, Mr. Kim Redding, Mr. Nicholas Tannura and Mr. Jason Baine. The firm’s global business, known as AMP Capital Redding Investors, will also continue to manage global real estate securities programs through its regional offices in Chicago, London, Singapore and Sydney.

“Importantly, we believe the transaction with Brookfield offers a number of key benefits for our clients,” said Mr. Redding, Chief Executive Officer of KG Redding. “The two firms share a similar investment philosophy and business culture and synergies exist to potentially enhance investment capabilities and expertise in the future.”

About Brookfield Asset Management

Brookfield Asset Management Inc. is focused on property, power and infrastructure assets. The company has over $85 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit Brookfield’s website at www.brookfield.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “expected,” “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the acquisition of KG Redding, the takeover of Multiplex, the proposed distribution of units of Brookfield Infrastructure Partners, and the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; attainment of approval from the SEC, Canadian provincial securities regulators and other regulatory bodies for the distribution of  units of Brookfield Infrastructure Partners, which has not yet been received; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

For additional information, please contact:

Alice Olive
Marketing Manager
KG Redding
Tel.: (312) 377-8255
Email: aolive@kgredding.com

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Email: dcouture@brookfield.com
www.brookfield.com